SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 4)
BIOTIME INC.
(Name of Issuer)
Common Shares, no par value	09066L105
(Title of class of securities)	(CUSIP number)
Steven Bayern 26 West Broadway #1004 Long Beach, NY 11561 (516) 431-2121
(Name, address and telephone number of person authorized to receive notices and communications)
February 20, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s)) (Page 1 of 8 Pages)

CUSIP No. 09066L105		13D	Page 2 of 8 Pages

1		NAME OF REPORTING PERSON: Cyndel & Co., Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [x] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS: WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	240,476
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	240,476
	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	240,476
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	1.1%
14	TYPE OF REPORTING PERSON:	CO

CUSIP No. 09066L105		13D	Page 3 of 8 Pages

1		NAME OF REPORTING PERSON: Steven Bayern. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: **
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [x] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS: PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER:	1,293,670
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	1,293,670
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,293,670
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	5.5%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 09066L105		13D	Page 4 of 8 Pages

1		NAME OF REPORTING PERSON: Cynthia Bayern. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: **
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [x] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS: PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	676,500
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	676,500
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	676,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	2.9%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 09066L105		13D	Page 5 of 8 Pages

1		NAME OF REPORTING PERSON: Patrick Kolenick. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [x] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS: PF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	435,100
	8	SHARED VOTING POWER:	683,670
	9	SOLE DISPOSITIVE POWER:	435,100
	10	SHARED DISPOSITIVE POWER:	683,670
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	1,118,770
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	4.8%
14	TYPE OF REPORTING PERSON:	IN

CUSIP No. 09066L105		13D	Page 6 of 8 Pages

1		NAME OF REPORTING PERSON: Huntington Laurel Partnership S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [x] (b) [_]
3		SEC USE ONLY
4		SOURCE OF FUNDS: WC, AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	443,194
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	443,194
	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	443,194
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	1.9%
14	TYPE OF REPORTING PERSON:	PN

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Statement on Schedule 13D dated December 26, 2005, as amended by Amendment No. 1 dated April 18, 2006, Amendment No. 2 dated July 19, 2006, and Amendment No. 3 dated August 3, 2006 (the “Statement”)) relating to the common shares, no par value (the “Shares”), of BioTime Inc., a California corporation (the “Company”), and is filed by and on behalf of the undersigned reporting persons (collectively, the “Reporting Persons”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Statement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this statement, each of the Reporting Persons beneficially owned the Shares and the percentage of the outstanding Shares of the Company shown their respective cover page, which information is incorporated by reference herein by such Reporting Person. The percentages are based upon the number of shares shown as outstanding on the Company’s annual report on Form 10-QSB for the three months ended September 30, 2006.

(b) As of the date of this statement, each of the Reporting Persons had the sole or shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition of the Shares shown on their respective cover page, which information is incorporated by reference herein by such person. Steven Bayern and Cynthia Bayern are deemed to share voting and investment power with respect to the Share and Warrants they individually own. Steven Bayern disclaims beneficial ownership and is not deemed to share voting and investment power with respect to Shares owned by a partnership between Cynthia Bayern and a third party. Cynthia Bayern is not deemed to share voting or investment power with respect to Shares and Warrants held by Cyndel or by Huntington Laurel partnership even though Steven Bayern shares voting and investment power with respect to those Shares and Warrants with Patrick Kolenik.

(c) On or about February 20, 2007 Cyndel’s pension plan distributed 180,000 Shares and 175,000 Warrants to Steven Bayern, and 180,000 Shares and 175,000 Warrants to Patrick Kolenik, who were the pension plan beneficiaries.

The following Shares were purchased and sold in open market transactions by a partnership between Cynthia Bayern and an unaffiliated person. The partnership now beneficially owns 66,500: Shares

Date   Number of Shares Price Per Share
December 6, 2006  25,000   $0.41

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: February 20, 2007

/s/ Steven Bayern
Steven Bayern

/s/ Cynthia Bayern
Cynthia Bayern

/s/ Patrick Kolenik
Patrick Kolenik

Cyndel & Co., Inc.

By: /s/ Patrick Kolenik
    Patrick Kolenik, President

Huntington Laurel Partnership

By: Huntington Laurel Capital Management LLC
    General Partner

    By: /s/ Steven Bayern
        Steven Bayern,
        Member

    By: /s/ Patrick Kolenik
        Patrick Kolenik
         Member